June 27, 2014
CORRESPONDENCE FILING VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Tia L. Jenkins, Senior Assistant Chief Accountant

Re:	Molycorp, Inc. Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 3, 2014
Response dated May 21, 2014
File No. 001-34827
Ladies and Gentlemen:
Molycorp, Inc., a Delaware corporation (the “Company” or “we,” “us” or “our”), has received the comment letter from the staff of the Securities and Exchange Commission (the “Commission”), dated June 13, 2014 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 filed March 3, 2014.
The Commission has asked that the Company either respond to the Commission’s comments in the Comment Letter within 10 business days or tell the Commission when the Company will provide a response. The Company is currently reviewing the Comment Letter. As discussed with Mr. Craig Arakawa, Accounting Branch Chief, on Friday, June 27, 2014, the Company is requesting that it be allowed to respond no later than Monday, July 7, 2014. This additional time will enable the Company to consult with the appropriate individuals in order to fully and adequately respond to the Commission’s comments.
If you have any questions regarding these matters, please do not hesitate to contact the undersigned at (303) 843-8040 or (416) 367-8588.

Very truly yours,
/s/ Michael F. Doolan
Michael F. Doolan Executive Vice President and Chief Financial Officer